SCHEDULE C

Transactions in Securities

Transactions by Stilwell Value Partners VII, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	07/31/26	4,692	22.2489	$104,391.84

Transactions by Stilwell Activist Investments, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	07/01/26	2,150	21.2500	$45,687.50
Purchase of Common Stock	07/02/26	507	21.2500	$10,773.75
Purchase of Common Stock	07/13/26	200	21.5000	$4,300.00
Purchase of Common Stock	07/15/26	2,500	21.7500	$54,375.00
Purchase of Common Stock	07/31/26	37,966	22.2489	$844,701.74